Contactați

www.linkedin.com/in/ciobanudaniel
(LinkedIn)
cybergl.com/ (Company)

Aptitudini principale

Managed Security Services
Safeguard
CISA

Languages

Engleză
Spaniolă
Portugheză

Certifications

Certified Information Security
Manager (CISM)
Nexpose Advanced Certified
Administrator (NACA)
Certified Ethical Hacker (CEH)
CISSP (Certified Information
Systems Security Professional)

Honors-Awards

OWASP Workshop holder:
Pentesting Mobile Applications
Security Speaker: Application
Security
Security Workshop Content Owner
@ TDT Romania

Daniel Ciobanu

CEO @ CyberGlobal | First Cybersecurity Franchise | 20+ Locations
(14 US) | Join Our Growth Journey
Cluj, România

Rezumat

I'm Daniel Ciobanu, CEO & Co-Founder of CyberGlobal, the world's
first cybersecurity franchise network.

For over 11 years, I've helped organizations, from startups to
enterprises, strengthen their defenses against cyber threats. Today,
I lead CyberGlobal in building a global security ecosystem with 20+
franchisees (14 in the US) and a mission to make enterprise-grade
cybersecurity accessible to every business.

Our traction so far:

✓#Built a growing network of 20+ franchisees across the world.
✓#Delivered penetration testing, SOC, and incident response
services to 100+ organizations.
✓#Partnered with MSPs and IT providers to extend protection
worldwide.
✓#Recognized by top industry bodies with certifications (CISSP,
CISM, CEH, GWAPT, NACA).

Our vision: Democratize cybersecurity by scaling a franchise model
that empowers local entrepreneurs to deliver global-grade protection.

———

Experiență

CyberGlobal
Chief Executive Officer
octombrie 2017 - Present (8 ani)
Cluj, Romania

Our vision at CyberGlobal is to create a unified, high-quality cybersecurity
brand with a global presence by establishing local offices in every country and
maintaining consistent delivery standards. We strive to become the largest
cybersecurity network, providing accessible and reliable security services
worldwide.

• Co-founded and scaled CyberGlobal into the world's first cybersecurity franchise.
• Expanded to 20+ franchisees across the US and Europe.
• Built a certified, NATO-cleared security team, delivering SOC, penetration testing, GRC, and threat intelligence services.
• Drove partnerships with MSPs, enabling SMBs to access enterprise-grade protection.
• Leading crowdfunding campaign to fuel AI-driven detection technology and global expansion.

PentX
Co-Founder & GTM strategist
iunie 2024 - Present (1 an 4 luni)
San Francisco, California, United States

CUBE
Board Member
iunie 2025 - Present (4 luni)
Cluj, Romania

At CUBE, I collaborate with Romania's top tech leaders to shape an ecosystem of end-to-end digital solutions. Our mission is to empower businesses to scale smarter, faster, and more securely by bringing together innovation, expertise, and seamless integration.

Key focus areas:
• Strengthening Romania's position as a global technology hub.
• Supporting startups and enterprises with future-ready digital solutions.
• Driving collaboration across cybersecurity, software development, and IT services.

Cyber Threat Defense
Managing Director
mai 2017 - Present (8 ani 5 luni)
Cluj County, Romania

Cyber Threat Defense (CTD) is a Cluj-based cybersecurity company providing penetration testing, audits, and consultancy for national and international organizations. With over 8 years of proven expertise, we deliver straightforward, real-world offensive security testing that helps companies across industries secure their critical infrastructure.

Core Services:

• Offensive/Red Team Penetration Testing (real-world attack simulations)
• Cybersecurity Consultancy & IT Security Audits (policies, controls, compliance)
• Digital Forensics (fraud, phishing, breaches, investigations)
• PCI DSS Audits (web, mobile, infrastructure, governance)
• Security Awareness Training for management & operations

Industries Served:
Healthcare, financial services, banking, energy, manufacturing, technology, and more. Any sector where IT infrastructure is mission-critical.

Websites: ctdefense.com
Phone: +40 755 172 818
Email: daniel.ciobanu@ctdefense.com

AVORD GROUP
Cyber Operations Advisor
ianuarie 2020 - 2025 (5 ani)
Londra, Marea Britanie, Regatul Unit

Forward Defense
Cyber Operations Service Delivery
ianuarie 2013 - 2025 (12 ani)
Cluj, România

For over 12 years, I've led the delivery of advanced cybersecurity services at Forward Defense, supporting clients across multiple industries with tailored, high-impact solutions. My role spans offensive security, intelligence, and compliance to ensure resilience against modern cyber threats.

Core Engagements:

• Red Team & Penetration Testing campaigns (realistic attack simulations)
• Digital Forensics, Investigations & Incident Response
• Dark Web Monitoring & Cyber Intelligence solutions
• IoT Security Assessments (ATM/ITM, smart cars, embedded devices, STBs)
• Cloud Security Assessments (AWS, Google, O365)
• PCI DSS Compliance & Regulatory Audits

• CBEST/STAR Engagements & Stress-Testing Simulations
• MPLS Network Security Audits
• Cybersecurity Training Programs for organizations

This experience has allowed me to combine hands-on technical depth with strategic service delivery, strengthening security postures for organizations in highly regulated and mission-critical sectors.

DIH4Society
Coordinator Cybersecurity
aprilie 2020 - mai 2023 (3 ani 2 luni)
Cluj, România

DIH4S Digital Innovation Hub
Smart, Safe, and Sustainable Society

• Focusing on AI and Robotics to support smarter, safer, and more sustainable organizations, communities, cities, and territories

Garmin Cluj
Cyber Security Advisor
aprilie 2017 - mai 2018 (1 an 2 luni)
Cluj-Napoca, Romania

Executing very interesting projects at an incredible rate, in a multicultural environment. Also contributing to our internal hacking methodology and supporting documentation.
Providing training and presentations on various technical topics, conducting scoping, reviewing new tools are also parts I play in my current role.

Helping in developing following services:

▪ External / Internal network penetration testing / vulnerability assessment
▪ Mobile application security testing
▪ Advanced web application pentesting
▪ Social engineering
▪ Secure architectural review
▪ Code review

Evozon
3 ani 7 luni
Sr. Security Consultant

ianuarie 2015 - mai 2017 (2 ani 5 luni)
Județul Cluj, România

Penetration testing of web and mobile applications

• Conduct risk assessments for applications, 3rd party service providers and other information security business drivers.
• Knowledge in web, mobile and thick-client application vulnerability assessment / manual penetration testing
• Responsible with write a vulnerability assessment report
• Responsible with take on an application vulnerability assessment from planning, testing to results discussion.
• Ability to handle multiple projects simultaneously within established time constraints
• Security Architecture Review
• Using various procedures like: SQL Injection, XSS, CSRF, break authentication, sniffing and intercepting, parameter tempering.
• Commonly used tools, but not limited to: Burp Suite, Charles Proxy, Zaproxy, Mallory Proxy, IdaPro, Metasploit, NeXpose, Nessus, Drozer, MobSF, Nmap

Implementing security tests within Software Development Life Cycle
• Automated security testing using BDD-Security framework

Automation Consultant
noiembrie 2013 - ianuarie 2015 (1 an 3 luni)
Județul Cluj, România

WebPentesting
Penetration Tester, Ethical Hacker | Red Team Specialist
august 2013 - mai 2017 (3 ani 10 luni)
Județul Cluj, România

• Web Application Penetration Testing
• Web Services Penetration Testing
• Network Vulnerability Assessment and Penetration Testing (Internal and External)
• Submission of technical reports and proposal of remedial measures for security team and stakeholders
• Consultancy within various business units and communications with Senior Business Management.
• Social Engineering Assessment
• Vulnerability Assessment in Android applications(financial and payment, subscriber-based applications)

• Vulnerability Assessment in iOS applications (financial, healthcare, video streaming, gaming)
• Penetration Testing on IPTV technology (for ISP provider - subscriber based)
• Live streaming and Video on Demand (VOD) - Security and Threat Detection
• Training new team members in Penetration testing and Vulnerability Assessment
• Implementing Application Security policies and procedures

Studii

The Faculty of Economics and Business Administration, Babeş-Bolyai University, Cluj-Napoca (Romania)
E-Business · (2013 - 2015)

Facultiy of Economic Informatics, Cybernetics, Babeş-Bolyai University, Cluj-Napoca (Romania)
Bachelor's degree , Economic Informatics, Cybernetics · (2010 - 2013)